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                                                            Exhibit (a)(10)

NEWS FROM GKN SINTER METALS

CONTACT:  Robert Hilliard     248-371-0829 or
          Art Rogers          248-371-0806         FOR IMMEDIATE RELEASE

                       GKN Sinter Metals + Hoeganaes Corp.

            WORLD'S LARGEST PRODUCER OF POWDER METAL PARTS IS LINKED
             WITH AMERICA'S LEADING FERROUS POWDERED METAL SUPPLIER

             U.K.-based GKN plc Acquired America's Interlake Corp.,
                         Including Hoeganaes Subsidiary

     AUBURN HILLS, MI, December 7, 1998 -- GKN Sinter Metals today reported that its parent company, U.K.-based GKN plc, had entered into an agreement to acquire The Interlake Corporation, Lisle, IL, which includes Hoeganaes Corporation of Riverton, NJ.

     According to C.K. Chow, GKN's Chief Executive, "The acquisition of Hoeganaes, North America's leading supplier of ferrous powdered metals, secures a raw material supply source which GKN Sinter Metals can combine with its manufacturing expertise to develop and market powder metal components."

     About half of Hoeganaes' customers are auto parts manufacturers for structural applications such as transmissions, engines, and suspension systems.

     Seifi Ghasemi, President & CEO of GKN Sinter Metals, said that "the combined strength of Hoeganaes technology and GKN Sinter Metals processing know-how will increase the rate of conversion of automotive parts to powdered metal parts."

     He went on to say that ferrous powdered metals is the main raw material used by GKN Sinter Metals, and that Hoeganaes is a low-cost producer utilizing both the atomizing and sponge production processes, and also is a technology leader with a number of patented products and processes.

     Mr. Ghasemi noted that in addition to the vast automotive market, there are significant markets for metal powders in welding, chemicals, friction applications such as brake pads and linings, photocopiers, and by pharmaceutical companies in blood thinning agents and iron supplements.

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     He confirmed that Hoeganaes' powder metal business would continue to be run as an independent business with its own board; that GKN Sinter Metals' parent company, GKN plc, indicated that it did not plan any changes to current senior management, and that Hoeganaes would continue to service its existing customer base.

     GKN Sinter Metals, with global headquarters in Auburn Hills, MI, has operations in 10 countries and annual sales in excess of $550 million. It is the world's largest producer of powder metal parts. The business employs more than 5,000 people, and produces more than 4,000 parts for the automotive, lawn & garden, power tool, and home appliance markets.

     Hoeganaes Corporation, headquartered in Riverton, NJ, is the leading supplier of ferrous powdered metals in the Americas. It employs 520 people and has four U.S. operations -- one in New Jersey, two in Pennsylvania, and one in Tennessee.

     GKN plc is a global manufacturer of automotive and aerospace products, and a provider of industrial services, with 1997 revenues exceeding $5.4 billion.